EXHIBIT 4.7
PROMISSORY NOTE

Date: November 11th, 2005	Eden Prairie, Minnesota
     FOR VALUE RECEIVED, the undersigned, Wireless Ronin® Technologies, a Minnesota corporation (“Borrower”), promises to pay to the order of SHAG LLC or its registered assigns (“Lender”), by check made payable to Lender and mailed to Lender’s address or in such other manner as Lender from time to time may specify by notice in writing to the Borrower, in lawful money of the United States of America, the principal sum of $100,000.00 (One hundred thousand dollars) together with interest on the unpaid principal balance hereof, from the date hereof until this Note is fully paid, at a rate of interest of 10% per annum (computed on the basis of a 365 day year for the actual number of days in any period for which such computation is made). The outstanding principal balance of this Note, and accrued interest thereon, shall become due and payable in full ninety (90) days from the date of this Note.
     Further, upon execution of this Note, Lender will receive a five year warrant to purchase 25,000 (twenty five thousand) shares of the Borrower’s common stock priced at $1.00, certificate number W-253.
     Borrower may prepay the outstanding amount hereunder, in full or in part, at any time without premium or penalty. Any partial prepayment will be applied to first to accrued but unpaid interest and then to principal.
     The principal and all interest accrued thereon will become automatically due and payable without notice or demand if a petition is filed by or against Borrower under the United States Bankruptcy Code.
     No delay on the part of the Lender in exercising any right or remedy hereunder will operate as a waiver of or preclude the exercise of such right or remedy or of any other remedy under this Note. No waiver by the Lender hereof will be effective unless in writing signed by such Lender. A waiver on any one occasion will not be construed as a waiver of any such right or remedy on any other occasion.
     If Borrower fails to make any payment of principal or interest on this Note when due, and such event of default continues for a period in excess of ten (10) calendar days, the Borrower will be charged 5% of the unpaid principal.
     Presentment or other demand for payment, notice of dishonor and protest are expressly waived.
     This Note shall be binding on the successors and assigns of the Borrower and shall inure to the benefit of the successors, assigns or distributees of Lender.
     This Note will be governed by the laws of the State of Minnesota without giving effect to any choice or conflict of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

Wireless Ronin® Technologies Inc.

/s/ Jeffrey C. Mack
Jeffrey C. Mack
President and CEO